SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2006

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Comparative EEV Basis Results dated 20 June 2006






Embargo: 09.00 Tuesday 20 June 2006



COMPARATIVE EUROPEAN EMBEDDED VALUE BASIS RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005


Prudential plc publishes today its European Embedded Value (EEV) basis results for the six months to 30 June 2005.


Prudential has previously published EEV basis full year results for 2004 and 2005. Today's announcement completes the disclosure of the comparative EEV basis results to be included with the interim 2006 results to be published on 28 July 2006.


A summary of the EEV basis results are shown below:

                                                                    As previously published
                                                        Half year     Full year     Full year
                                                             2005          2005          2004
                                                             GBPm          GBPm          GBPm
New business profits                                          416           867           741
New business margin
- As a percentage of annual premium equivalent of             37%           41%           40%
insurance sales
- As a percentage of present value of new business           4.5%          5.2%          5.0%
premiums
Long-term business operating profit before tax                815         1,743         1,328
Total operating profit before tax                             799         1,712         1,274
Total shareholders' funds                                   9,114        10,301         8,614



                                    - ENDS -



Enquiries

Media                                       Investors / analysts
Jon Bunn                    020 7548 3559   James Matthews         020 7548 3561
William Baldwin-Charles     020 7548 3719   Valerie Pariente       020 7548 3511
Joanne Doyle                020 7548 3708





Notes to Editors:


European Embedded Value basis of reporting.


The EEV basis results have been prepared in accordance with the EEV principles issued in May 2004 by the CFO Forum.


The CFO Forum is a high-level discussion group formed and attended by the Chief Financial Officers of major European listed, and some non-listed, insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002. For more information go to www.cfoforum.nl.



Annual Premium Equivalents


Annual Premium Equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts for insurance products.



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


European Embedded Value (EEV) basis supplementary information

Interim Results 2005


Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

                                                                    Half Year  Full Year  Full Year
                                                                         2005       2005       2004
                                                             Note        GBPm       GBPm       GBPm
UK operations
New business                                                    5         159        243        241
Business in force                                               6        (15)        183        245
Long-term business                                                        144        426        486
M&G                                                                        83        163        136
Egg                                                                        13         44         61
Total                                                                     240        633        683
US operations
New business                                                    5          95        211        145
Business in force                                               6         324        530        237
Long-term business                                                        419        741        382
Broker-dealer and fund management                                          18         24         15
Curian                                                                    (6)       (10)       (29)
Total                                                                     431        755        368
Asian operations
New business                                                    5         162        413        355
Business in force                                               6          90        163        105
Long-term business                                                        252        576        460
Fund management                                                             2         12         19
Development expenses                                                      (8)       (20)       (15)
Total                                                                     246        568        464
Other income and expenditure
Investment return and other income                              7          20         42          0
Interest payable on core structural borrowings                           (84)      (175)      (154)
Corporate expenditure:
Group Head Office                                                        (36)       (70)       (51)
Asia Regional Head Office                                                (14)       (30)       (29)
Charge for share-based payments for Prudential schemes                    (4)       (11)        (7)
Total                                                                   (118)      (244)      (241)
Operating profit from continuing operations based on longer-term          799      1,712      1,274
investment returns
Analysed as profits (losses) from:
New business                                                    5         416        867        741
Business in force                                               6         399        876        587
Long-term business                                                        815      1,743      1,328
Asia development expenses                                                 (8)       (20)       (15)
Other operating results                                                   (8)       (11)       (39)
Total                                                                     799      1,712      1,274


*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this supplementary information.



Summarised consolidated income statement - EEV basis

Interim Results 2005

                                                                    Half Year  Full Year  Full Year
                                                                         2005       2005       2004
                                                             Note        GBPm       GBPm       GBPm
Operating profit from continuing operations based on longer-term investment returns
UK insurance operations                                                   144        426        486
M&G                                                                        83        163        136
Egg                                                                        13         44         61
UK operations                                                             240        633        683
US operations                                                             431        755        368
Asian operations                                                          246        568        464
Other income and expenditure                                            (118)      (244)      (241)
Operating profit from continuing operations based on longer-term          799      1,712      1,274
investment returns
Goodwill impairment charge                                               (95)      (120)          -
Short-term fluctuations in investment returns                   8         278      1,001        570
Shareholders' share of actuarial and other gains and losses     9         (8)       (47)       (12)
on defined benefit pension schemes
Effect of changes in economic assumptions and time value of    10       (143)      (302)       (48)
cost of options and guarantees
Profit from continuing operations before tax (including actual            831      2,244      1,784
investment returns)
Tax                                                            11       (337)      (653)      (553)
Profit from continuing operations for the period after tax before         494      1,591      1,231
minority interests
Discontinued operations (net of tax)                                        1          3       (94)
Profit for the period                                                     495      1,594      1,137
Attributable to:
Equity holders of the Company                                             490      1,582      1,138
Minority interests                                                          5         12        (1)
Profit for the period                                                     495      1,594      1,137

Earnings per share - EEV basis

Interim Results 2005
                                                             Note   Half Year  Full Year  Full Year
                                                                         2005       2005       2004
Continuing operations
From operating profit, based on longer-term investment         12       24.4p      56.6p      43.2p
returns, after related
tax and minority interests of GBP576m (GBP1,339m, GBP916 million)
Based on profit from continuing operations after minority      12       20.7p      66.8p      56.8p
interests of GBP489m (GBP1,579m, GBP1,205m)
Discontinued operations
Based on profit (loss) from discontinued operations after                0.0p       0.1p     (3.1)p
minority interests of
GBP1m (GBP3m, GBP(67)m)
Total - based on total profit for the period after minority             20.7p      66.9p      53.7p
interests of GBP490m (GBP1,582m, GBP1,138m)
Average number of shares (millions)                                     2,361      2,365      2,121

Dividends per share

Interim Results 2005
                                                                   Half Year  Full Year  Full Year
                                                                        2005       2005       2004
Dividends relating to the reporting period:
Interim dividend                                                       5.30p      5.30p      5.19p
Final dividend                                                             -     11.02p     10.65p
Total                                                                  5.30p     16.32p     15.84p
Dividends declared and paid in the reporting period:
Current year interim dividend                                              -      5.30p      5.19p
Final dividend for prior year                                         10.65p     10.65p     10.29p
Total                                                                 10.65p     15.95p     15.48p



Movement in shareholders' capital and reserves (excluding minority interests) -
EEV basis

Interim Results 2005
                                                                    Half Year  Full Year  Full Year
                                                                         2005       2005       2004
                                                             Note        GBPm       GBPm       GBPm
Profit for the period attributable to equity holders of the               490      1,582      1,138
Company
Items taken directly to equity:
Cumulative effect of IAS 32, IAS 39 and IFRS 4, net of applicable        (25)       (25)          -
taxes, at 1 January 2005
Unrealised valuation movement on securities classified as                   4        (1)          -
available-for-sale at 1 January 2005
Movement on cash flow hedges                                              (7)        (4)          -
Exchange movements                                                        219        377      (239)
Related tax                                                                30         65        (1)
Proceeds from Rights Issue, net of expenses                                 -          -      1,021
Other new share capital subscribed                                         40         55        119
Dividends                                                               (253)      (380)      (323)
Reserve movements in respect of share-based payments                        6         15         10
Treasury shares:
Movement in own shares in respect of share-based payment                    1          0        (2)
plans
Movement on Prudential plc shares purchased by unit trusts                (5)          3         14
consolidated under IFRS
Net increase in shareholders' capital and reserves             14         500      1,687      1,737
Shareholders' capital and reserves, at beginning of period              8,614      8,614      6,877
(excluding minority interests)
Shareholders' capital and reserves at end of period           13,       9,114     10,301      8,614
(excluding minority interests)                                 14
Comprising:
UK operations:
Long-term business                                                      4,598      5,132      4,228
M&G:
Net assets                                                                272        245        297
Acquired goodwill                                                       1,153      1,153      1,153
Egg                                                                       266        303        273
                                                                        6,289      6,833      5,951
US operations                                                           3,092      3,418      2,570
Asian operations:
Net assets                                                              1,692      2,070      1,631
Acquired goodwill                                                         197        172        292
Other operations:
Holding company net borrowings                                        (1,443)    (1,724)    (1,299)
Other net liabilities                                                   (713)      (468)      (531)
                                                              13,       9,114     10,301      8,614
                                                               14
Net asset value per share
Based on EEV basis shareholders' capital and reserves of GBP9,114m       382p       432p       363p
(GBP10,301m, GBP8,614m)
Number of shares at end of reporting period (millions)                  2,384      2,387      2,375

Summarised consolidated balance sheet - EEV basis

30 June 2005
                                                                    Half Year  Full Year  Full Year
                                                                         2005       2005       2004
                                                             Note        GBPm       GBPm       GBPm
Total assets less liabilities, excluding insurance funds              160,379    174,258    148,682
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and             (155,400)  (169,064)  (144,193)
unallocated surplus of with-profits funds
Less shareholders' accrued interest in the long-term                    4,135      5,107      4,125
business
                                                                    (151,265)  (163,957)  (140,068)
Total net assets                                               14       9,114     10,301      8,614
Share capital                                                             119        119        119
Share premium                                                           1,561      1,564      1,558
Statutory basis shareholders' reserves (following adoption              3,299      3,511      2,812
of IFRS)
Additional EEV basis retained profit                                    4,135      5,107      4,125
Shareholders' capital and reserves (excluding minority         14       9,114     10,301      8,614
interests)
*Including liabilities in respect of insurance products
classified as investment contracts under IFRS 4.



Notes on the EEV basis supplementary information


1. Purpose and basis of preparation

The preliminary EEV interim financial information for the six month period ended 30 June 2005 has been prepared to provide the comparative financial information expected to be included in the Group's EEV interim report for the six month period ending 30 June 2006.


The EEV basis results have been prepared in accordance with the EEV principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).


The EEV results for the Group include the results for the covered business on the EEV basis. These results are then combined with the IFRS basis results of the Group's other operations.


With two exceptions, covered business comprises the Group's long-term business operations. The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV principles, the results for covered business incorporate the projected margins of attaching internal fund management.


The exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and in respect of the Group's defined benefit pension schemes. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. As regards the Group's defined benefit pension schemes, the deficits attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable scheme are excluded. These deficits are partially attributable to the Prudential Assurance Company (PAC) with-profits fund and shareholder-backed long-term business. Further details are explained in note 2f.


The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.


Previously, the Group has reported supplementary information on the achieved profits basis for its interim and full year financial reporting. The adoption of the EEV basis reporting in place of achieved profits basis reporting reflects developments through the CFO Forum to achieve a better level of consistency and an improved embedded value methodology, and is applied by the major European insurance companies in their financial reporting.


2. Methodology


a) Embedded value

Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:


- Present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;


- locked-in (encumbered) capital; and

- shareholders' net worth in excess of encumbered capital.

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in notes 4 and 6) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or the profit before tax.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis and, prior to IFRS adoption, the MSB under UK Generally Accepted Accounting Principles (GAAP). However, since the embedded value basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the reporting period.



Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted present value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The result for the period is impacted by the movement in this cost from period to period which comprises a charge against new business profit and a release in respect of the reduction in capital requirements for business in force as this runs off.

Where the capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.

Financial options and guarantees

Nature of options and guarantees in Prudential's long-term business

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits sub-fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

Beyond the generic features described above, and the provisions held in respect of guaranteed annuities, there are very few explicit options or guarantees of the with-profits sub-fund such as minimum investment returns, surrender values, or annuity at retirement and any granted have generally been at very low levels.

Jackson National Life

The principal options and guarantees valued under EEV for Jackson National Life
(JNL) are associated with the fixed annuity and variable annuity lines of business.

Fixed annuities provide that at JNL's discretion it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (full year 2005 and 2004: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 30 June and 31 December 2005, 73 per cent (2004: 73 per cent) of the fund relates to policies with guarantees of 3 per cent or less. The average guarantee rate for the half and full year 2005 is 3.3 per cent (2004: 3.3 per cent).

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring JNL to liquidate assets at an inopportune time.

Variable annuity contracts may contain guarantees of certain minimum payments in the event of death, withdrawal or annuitisation. These guarantees may be related to (a) the amount of total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals, plus a minimum annual return, or (c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.

These guarantees generally protect the policyholder's value in the event of poor equity market performance.

JNL also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature as those described above for fixed annuities. In the case of the potential equity participation, JNL hedges this risk by purchasing futures and options on the relevant index.

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group's Asian operations is Taiwan's whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum returns established by local regulation at the time of inception. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.

b) Level of encumbered capital

In adopting the EEV principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

- UK: economic capital requirements for annuity business are fully met by Pillar I requirements being 4 per cent of mathematical reserves (as used for achieved profits reporting), which are also sufficient to meet Pillar II requirements;

- US: level of capital that has previously been locked in for achieved profits reporting, namely 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners at the Company Action Level
(CAL), is sufficient to meet the economic capital requirement;

- Asia: economic capital target is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Financial Conglomerates Directive (FCD).

The table below summarises the levels of encumbered capital as a percentage of the relevant statutory requirement:

                                                                       Capital as a percentage of
                                                                       relevant statutory requirement
UK business (excluding annuities)                                      100% of EU minimum
UK annuity business                                                    100% of EU minimum
Jackson National Life                                                  235% of CAL
Asian operations                                                       100% of FCD


c) Risk discount rates

Overview

Under the CFO Forum Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect changes in risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the risk of volatility associated with the cash flows in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

For Prudential's UK annuity business, which is well matched, the predominant risks are credit risk and longevity risk. For this line of business the achieved profits methodology for embedded values has been carried over and the risk discount rate has been derived by comparison to a market consistent valuation.

Allowance for risk

The risk allowance in the risk discount rate is determined as follows:

Market risk

Under Capital Asset Pricing Methodology (CAPM) the discount rate is determined as:

Discount rate = risk-free rate + (beta x equity risk premium)

Under CAPM, the beta of a portfolio or product measures its relative market risk.

The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta.

CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.

Product-level betas are calculated at least annually. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Diversifiable non-market risks

No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.



Non-diversifiable, non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used.

A constant margin of 50 basis points has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business.

d) Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

- Investment allocation decisions;

- levels of reversionary bonuses and credited rates; and

- total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

e) With-profits business and the treatment of the estate

For the PAC with-profits sub-fund, the shareholders' interest in the estate is derived by increasing terminal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.

f) Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two much smaller schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan.

Under IFRS the deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19. The deficits represent the difference between the market value of the schemes' assets and the discounted value of projected future benefit payments to retired members and deferred pensioners and, to the extent of service to date, current employed members.

For PSPS the deficit is allocated between the PAC with-profits sub-fund and shareholder-backed operations by reference to the activities of the members of the scheme during their period of service. For the 2004 year end and half year 2005 the deficit was allocated in the ratio 80/20. For the 2005 year end, following further detailed consideration of the sourcing of previous contributions by Group companies and funds, this ratio has been altered to 70/30 for the allocation of the deficit between the with-profits sub-fund and shareholder-backed operations. Additional details on the effect of the movement on the deficits of the Group's defined benefit pension schemes is set out in note 9.

Under the EEV basis the IAS 19 basis deficit is initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits sub-fund estate is determined after deduction of the portion of the IAS 19 basis deficits attributable to the fund. Adjustments under EEV in respect of accounting for deficits on deferred benefit schemes are reflected as part of other operations, as shown in note 13.

Separately, the projected cash flows of in-force covered business include contributions to the defined benefit schemes for future service based on the contribution basis to the schemes applying at the time of preparation of results.

g) Debt capital

Core structural debt liabilities are carried at market value.

3. Assumptions

a) Best estimate assumptions

Best estimate assumptions are used for the projections, where best estimate is defined as the mean of the distribution of all possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumption and the stochastic variables.



b) Principal economic assumptions

Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK and US long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk-free rate. In the UK the equity risk premium is 3.0 per cent (full year 2005: 4.0 per cent, 2004: 3.0 per cent) above risk-free rates. The equity risk premium in the US is 3.0 per cent (full year 2005: 4.0 per cent, 2004: 3.0 per cent). In Asia, equity risk premiums range from 2.75 per cent to 5.25 per cent (full year 2005: 3.0 per cent to 5.75 per cent, 2004: 2.8 per cent to 5.3 per cent). Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial assumptions:

                                                                          30 Jun     31 Dec 31 Dec 2004
                                                                            2005       2005
                                                                               %          %           %
UK insurance operations
Risk discount rate:
New business                                                                 7.4       7.55         7.1
In force                                                                     6.9        7.7         7.1
Pre-tax expected long-term nominal rates of investment return:
UK equities                                                                  7.2        8.1         7.6
Overseas equities                                                     7.0 to 7.9     8.1 to  7.3 to 8.3
                                                                                       8.75
Property                                                                     6.5        6.4         6.3
Gilts                                                                        4.2        4.1         4.6
Corporate bonds                                                              5.1        4.9         5.5
Expected long-term rate of inflation                                         2.8        2.9         2.9
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)                                      6.6        7.1         6.8
Life business                                                                5.8        6.3         5.9
US operations (Jackson National Life)
Risk discount rate:
New business                                                                 5.8        6.9         6.1
In force                                                                     5.3        6.1         5.8
Expected long-term spread between earned rate and rate credited
to policyholders for single premium deferred annuity business               1.75       1.75        1.75
US 10-year treasury bond rate at end of period                               4.0        4.4         4.3
Pre-tax expected long-term nominal rate of return for US equities            7.0        8.4         7.3
Expected long-term rate of inflation                                         2.2        2.4         2.6




Asian operations

                    Hong                                                            Taiwan
                    Kong
            China  (note India Indonesia Japan Korea Malaysia Philippines Singapore  (note Thailand Vietnam
                    iii)                                                               ii)
               30 30 Jun    30    30 Jun    30    30   30 Jun      30 Jun    30 Jun 30 Jun   30 Jun  30 Jun
              Jun          Jun             Jun   Jun
             2005   2005  2005      2005  2005  2005     2005        2005      2005   2005     2005    2005
                %      %     %         %     %     %        %           %         %      %        %       %
Risk
discount
rate:
New          10.0    4.7  16.0     18.75   4.9   7.5     9.15       16.25       6.4    9.7     13.5    15.5
business
In force     10.0    5.1  16.0     18.75   4.9   7.5      8.7       16.25      6.65    9.5     13.5    15.5
Expected
long-term
rate of       3.0   2.25  5.25      7.75   0.0  2.75      3.0        5.25      2.25   2.25     3.75     4.5
inflation
Government   7.25    4.9 10.25      13.0   1.7   4.4      7.0        10.5       5.0    5.5     7.75    9.75
bond yield

                    Hong                                                            Taiwan
                    Kong
            China  (note India Indonesia Japan Korea Malaysia Philippines Singapore  (note Thailand Vietnam
                    iii)                                                               ii)
               31 31 Dec    31    31 Dec    31    31   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
              Dec          Dec             Dec   Dec
             2005   2005  2005      2005  2005  2005     2005        2005      2005   2005     2005    2005
                %      %     %         %     %     %        %           %         %      %        %       %
Risk
discount
rate:
New          12.0    5.9  16.5      17.5   5.0  10.3      9.4        16.5       6.7    9.0    13.75    16.5
business
In force     12.0   6.15  16.5      17.5   5.0  10.3      9.0        16.5       6.8    9.4    13.75    16.5
Expected
long-term
rate of       4.0   2.25   5.5       6.5   0.0  2.75      3.0         5.5      1.75   2.25     3.75     5.5
inflation
Government    9.0    4.8  10.5      11.5   1.8   5.8      7.5        10.5       4.5    5.5     7.75    10.5
bond yield

                    Hong                                                            Taiwan
                    Kong
            China  (note India Indonesia Japan Korea Malaysia Philippines Singapore  (note Thailand Vietnam
                    iii)                                                               ii)
               31 31 Dec    31    31 Dec    31    31   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
              Dec          Dec             Dec   Dec
             2004   2004  2004      2004  2004  2004     2004        2004      2004   2004     2004    2004
                %      %     %         %     %     %        %           %         %      %        %       %
Risk
discount
rate:
New          10.0    4.7  16.0     18.75   5.0   7.1      9.0       16.25       6.3    7.1     13.5    15.5
business
In force     10.0    5.0  16.0     18.75   5.0   7.1      8.7       16.25       6.4    8.2     13.5    15.5
Expected
long-term
rate of       3.0   2.25  5.25      7.75   0.0  2.75      3.0        5.25      2.25   2.25     3.75     4.5
inflation
Government   7.25    4.9 10.25      13.0   1.9   3.9      7.0        10.5       5.0    5.5     7.75    9.75
bond yield

                                                                        Asia     Asia  Asia total
                                                                       total    total
                                                                     30 June   31 Dec      31 Dec
                                                                        2005     2005        2004
                                                                           %        %           %
Weighted risk discount rate (note i)
New business                                                             9.4      9.8         8.0
In force                                                                 7.2      8.4         7.9



Notes

(i) The weighted discount rates for the Asian operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the half year 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. In preparing the half year 2005 EEV basis results the same basis has been applied as was used and disclosed for the full year 2005 results. This basis is that the projections assume that, in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2012. Allowance is made for the mix of assets in the fund, future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3 per cent to 5.4 per cent in 2013 and falls below 2.3 per cent for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9 per cent. This compares to a grading of 3.4 per cent at 31 December 2004 to 5.9 per cent by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cashflows.

(iii) The assumptions shown are for US dollar denominated business which comprises the larger proportion of the in-force Hong Kong business.

(iv) Assumed equity returns

The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 30 June 2005 were 7.3 per cent (31 December 2005: 8.6 per cent, 2004: 7.3 per cent), 9.75 per cent (31 December 2005: 9.3 per cent, 2004: 9.75 per cent) and
12.25 per cent (31 December 2005: 12.8 per cent, 2004: 12.25 per cent) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.



UK insurance operations

- Interest rates are projected using a two-factor model calibrated to actual market data;

- the risk premium on equity assets is assumed to follow a log-normal distribution;

- the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

- property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below:

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied are as follows:

                                                                                        Standard
                                                                                       deviation
                                                                                       Half Year
                                                                                            2005
                                                                                               %
Government bond yield                                                                        2.0
Corporate bond yield                                                                         5.5
Equities:
UK                                                                                          18.0
Overseas                                                                                    16.0
Property                                                                                    15.0



Jackson National Life

- Interest rates are projected using a log-normal generator calibrated to actual market data;

- corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

- variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from
18.6 per cent to 28.1 per cent, depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 1.7 per cent.

Asian operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 25 per cent, and the volatility of government bond returns ranges from 1.8 per cent to 6.4 per cent.

c) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of in-force business, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

d) Expense assumptions

Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified separately and reported separately. No productivity gains have been assumed.

Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business as the amounts of expenditure that relate to operating expenses are not material. Similarly corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to the EEV basis result as incurred.

e) Inter-company arrangements

There are no inter-company arrangements such as reinsurance or loans associated with covered business for which adjustment has been required in preparing the EEV basis results.

f) Taxation and other legislation

Current taxation and other legislation has been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

g) Fund management and service companies

The value of future profits or losses from fund management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business.


4. Accounting presentation

a) Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the period is consistent with the basis the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group's continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the performance in the period of the Group's continuing operations.

b) Investment return

Profit before tax

With the exception of debt securities held by JNL, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' funds as they arise.

In the case of JNL, market value movements on debt securities are initially recorded as movements in shareholder reserves, reflecting the available-for-sale categorisation under IFRS. Similarly the value movements on derivatives are recorded in the income statement. However, it is assumed that fixed income investments will normally be held until maturity. Therefore, unrealised gains and losses on these securities are not reflected in either the EEV or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders. This is consistent with the basis of valuation of future cash flows of in-force business, which inter alia, reflects spread basis earnings which are not directly affected by short-term value movements in fixed income securities. Similar principles apply to value movements on JNL's derivatives that are fair valued for IFRS reporting with value movements booked in the IFRS income statement.

Investment returns reflect those earned on a market basis over the period without smoothing, but after appropriate adjustments for movements in the additional shareholders' interest recognised on the EEV basis.

Operating profit

Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating longer-term investment return to be included in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the long-term returns for debt securities of shareholder-backed operations, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. Interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds. For equity-related investments of JNL, a long-term rate of return is assumed, which reflects the aggregation of risk-free rates and equity risk premium.

c) Pension costs

Profit before tax

Movements on the shareholders' share of deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 2d) and 2e), the shareholders' share incorporates 10 per cent of the proportion of the deficits attributable to the PAC with-profits sub-fund. The deficits are determined by applying the requirements of IAS 19.

Actuarial gains and losses

Actuarial gains and losses comprise:

- The difference between actual and expected return on the scheme assets;

- experience gains and losses on scheme liabilities; and

- the impact of altered economic and other assumptions on the discount value of scheme liabilities.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

For the full year 2005 results, as previously disclosed, additional non-recurrent gains and losses in respect of the Group's defined benefit pension schemes have been recorded. These are explained in note 9.

d) Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business caused by changes to economic assumptions and the time value of cost of options and guarantees, (which is primarily due to economic experience over the period and changes in economic assumptions) are recorded in non-operating results.

e) Results for fund management operations

The results of the Group's fund management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margin for the period on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

f) Capital held centrally for Asian operations

In adopting the EEV principles Prudential has decided to set encumbered capital at its internal targets for economic capital. In Asia, the economic capital target is substantially higher than the local statutory requirements in total. Accordingly, capital is held centrally for Asian operations. For the purposes of the presentation of the Group's operating results, it is assumed that the centrally held capital is lent interest free to the Asian operations. In turn the results of the Asian operations include the return on that capital and Group shareholders' other income for EEV basis reporting is consequently reduced.

g) Taxation

The EEV profit for the period for covered business is calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned. Under achieved profits, except for JNL, this basis also applied. For JNL, under achieved profits pre-tax results were determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

h) Foreign currency translation

Foreign currency profit and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period end rates of exchange. The purpose of translating the profit and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

The principal exchange rates applied are:

Local            Closing    Average for     Closing    Average       Closing    Average for    Opening
currency: GBP Rate at 30      Half Year  rate at 31   for Full       rate at                   rate at
                Jun 2005           2005    Dec 2005  Year 2005                    Full year 1 Jan 2004
                                                                      31 Dec           2004
                                                                        2004
Hong Kong          13.93           14.6       13.31      14.15         14.92          14.27      13.90
Japan             198.62         198.56      202.63     200.13        196.73         198.08     191.85
Malaysia            6.81           7.12        6.49       6.89          7.30           6.96       6.80
Singapore           3.02           3.08        2.85       3.03          3.13           3.10       3.04
Taiwan             56.67          58.88       56.38      58.47         60.84          61.10      60.78
US                  1.79           1.87        1.72       1.82          1.92           1.83       1.79

5. Operating profit and margins from new business

a) Profit

                             Half                        Full                        Full
                             Year                        Year                        Year
                             2005                        2005                        2004
                   Pre-tax      Tax Post-tax   Pre-tax      Tax Post-tax   Pre-tax      Tax Post-tax
                      GBPm     GBPm     GBPm      GBPm     GBPm     GBPm      GBPm     GBPm     GBPm
UK insurance           159     (48)      111       243     (73)      170       241     (72)      169
operations
Jackson National        95     (33)       62       211     (74)      137       145     (51)       94
Life (note i)
Asian operations       162     (52)      110       413    (124)      289       355    (105)      250
Total                  416    (133)      283       867    (271)      596       741    (228)      513
(i) Jackson National Life
net of tax profit
Before capital                            68                         150                         106
charge
Capital charge                           (6)                        (13)                        (12)
After capital                             62                         137                          94
charge

In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Included within pre-tax new business profits shown in the table above are profits arising from fund management business falling within the scope of covered business of:

                                                                       Half Year Full Year Full Year
                                                                            2005      2005      2004
                                                                            GBPm      GBPm      GBPm
UK insurance operations                                                        5         7        10
Jackson National Life                                                          1         2         4
Asian operations                                                               3        10         3
                                                                               9        19        17


b) Margins

                                                         Present
                                                           value
                                                Annual    of new
                                               premium  business    Pre-tax new
                      New business premiums equivalent  premiums       business      New business
                                                                                        margin
                         Single     Regular      (APE)   (PVNBP)   contribution      (APE)   (PVNBP)
Half Year 2005             GBPm        GBPm       GBPm      GBPm           GBPm          %         %
UK insurance              4,510          90        541     4,797            159         30       3.3
operations
Jackson National Life     2,700           5        275     2,749             95         35       3.5
Asian operations            401         273        313     1,734            162         52       9.3
Total                     7,611         368      1,129     9,280            416         37       4.5

                                                         Present
                                                           value
                                                Annual    of new
                                               premium  business    Pre-tax new
                      New business premiums equivalent  premiums       business      New business
                                                                                        margin
                         Single     Regular      (APE)   (PVNBP)   contribution      (APE)   (PVNBP)
Full Year 2005             GBPm        GBPm       GBPm      GBPm           GBPm          %         %
UK insurance              7,085         191        900     7,593            243         27       3.2
operations
Jackson National Life     5,009          14        515     5,135            211         41       4.1
Asian operations            837         648        731     4,039            413         56      10.2
Total                    12,931         853      2,146    16,767            867         41       5.2

                                                         Present
                                                           value
                                                Annual    of new
                                               premium  business    Pre-tax new
                      New business premiums equivalent  premiums       business      New business
                                                                                        margin
                         Single     Regular      (APE)   (PVNBP)   contribution      (APE)   (PVNBP)
Full Year 2004             GBPm        GBPm       GBPm      GBPm           GBPm          %         %
UK insurance              6,357         181        817     7,012            241         30       3.4
operations
Jackson National Life     4,408          12        453     4,506            145         32       3.2
Asian operations            662         510        576     3,404            355         62      10.4
Total                    11,427         703      1,846    14,922            741         40       5.0

New business premiums reflect those premiums attaching to covered business including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent premium business. Internal vesting annuity business is classified as new business where the contracts include an open market option.

New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

The table of new business margins above excludes SAIF new business.

New business contributions are determined by applying the economic and non-economic assumptions applying at the end of the reporting period. The contributions represent profits at the end of the reporting period.



6. Operating profit from business in force

                                                                   Half Year    Full Year Full Year
                                                                        2005         2005      2004
                                                                        GBPm         GBPm      GBPm
UK insurance operations
Unwind of discount and other expected returns (note                      181          424       351
i)
Cost of strengthened persistency assumption (note ii)                  (148)        (148)      (73)
Mortality related cost of capital charge (note iii)                        -         (47)         -
Other items (note iv)                                                   (48)         (46)      (33)
                                                                        (15)          183       245
Jackson National Life
Unwind of discount and other expected returns: (note
i)
On value of in-force and required capital                                 67          160       123
On surplus assets (over target surplus)                                   23           52        36
Spread experience variance                                                47           89        41
Amortisation of interest-related realised gains and                       26           53        54
losses
Profit on repricing Term contracts                                       136          140         -
Profit (loss) from changes to other operating                             11           10       (4)
assumptions
Other                                                                     14           26      (13)
                                                                         324          530       237
Asian operations
Unwind of discount and other expected returns (note                       85          162       120
i)
Change in operating assumptions                                            7          (9)      (24)
Experience variances and other items                                     (2)           10         9
                                                                          90          163       105
Total                                                                    399          876       587


Notes

(i) For UK insurance and Asian operations, unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period. For the unwind of discount for UK insurance operations included in operating results based on longer-term returns a further adjustment is made. For UK insurance operations the amount represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed. For JNL the return on surplus assets is shown separately.

(ii) The GBP148 million cost of strengthened persistency assumption relates to a number of products, primarily in respect of with-profits bonds. The GBP73 million cost of strengthened persistency assumption for 2004 relates to the closed book of personal pension policies sold by the now discontinued direct sales force.

(iii) The GBP47 million charge for full year 2005 primarily relates to the cost of capital attaching to liability strengthening on the regulatory basis for annuity business.

(iv) Other charges of GBP48m for half year 2005 reflect adverse expense experience variances, the costs of new regulatory requirements and restructuring and other items. The full year 2005 other charges of GBP46 million include GBP45 million of costs associated with complying with regulatory requirements including Sarbanes-Oxley, product and distribution development, GBP19 million of negative experience variances and other net positive items of GBP18 million. In determining the appropriate expense assumptions for full year 2005 account has been taken of the cost synergies that are expected to arise with some certainty from the initiative announced on 1 December 2005 from UK insurance operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately GBP55 million. The GBP33 million charge for other items for 2004 includes GBP21 million of costs associated with complying with new regulatory requirements and restructuring and GBP12 million of negative experience variances.

7. Investment return and other income

                                                                    Half Year Full Year Full Year
                                                                         2005      2005      2004
                                                                         GBPm      GBPm      GBPm
IFRS basis                                                                 45        87        44
Less: allocation of investment return on centrally held capital          (10)      (21)      (22)
in respect of Asian business to operating result of Asian
operations
Less: projected fund management result in respect of covered             (15)      (24)      (22)
business incorporated in opening EEV value
EEV basis                                                                  20        42         0




8. Short-term fluctuations in investment returns
                                                                     Half Year Full Year Full Year
                                                                          2005      2005      2004
                                                                          GBPm      GBPm      GBPm
Long-term business:
UK insurance operations (note i)                                           267       994       408
Jackson National Life (including mark to market value of core               16        65       103
structural borrowings) (note ii)
Asian operations                                                            24        41        91
Share of investment return of funds managed by PPM America that              0         0         9
are consolidated into Group results but attributable to external investors
Share of profits of venture investment companies and property                3         1         9
partnerships of the PAC with-profits fund that are consolidated into Group results but are attributable to external investors
Movement in mark to market value of core structural borrowings            (19)      (65)      (63)
held centrally
Other operations                                                          (13)      (35)        13
Total                                                                      278     1,001       570


Notes

(i) Short-term fluctuations in investment returns represent for UK insurance operations the difference between actual investment returns in the period attributable to shareholders and the expected returns as described in note 3.

(ii) Short-term fluctuations for JNL comprise:

                                                                    Half Year Full Year Full Year
                                                                         2005      2005      2004
                                                                         GBPm      GBPm      GBPm
Actual investment return on investments less long-term returns included within operating profit:
Actual realised gains less default assumption and amortisation              2         5        51
of interest-related realised gains and losses for fixed maturity securities
Actual less long-term return on equity-based investments and               53        58        22
other items
Investment return related (loss) gain due primarily to changed           (29)         4        36
expectation of profits on in-force variable annuity business in future periods based on current period equity returns*
Mark to market value of core structural borrowings                       (10)       (2)       (6)
                                                                           16        65       103


*This adjustment arises due to market returns being (lower) higher than the assumed long-term rate of return. This gives rise to (lower) higher than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

9. Actuarial and other gains and losses on defined benefit pension schemes

The charge of GBP8 million (full year 2005: GBP47 million, 2004: GBP12 million) included in total profit reflects the shareholders' share of actuarial and other gains and losses on the Group's defined benefit pension schemes. On the EEV basis, this includes a 10 per cent share of the actuarial gains and losses on the share of the deficit attributable to the PAC with-profits fund for the Prudential Staff and Scottish Amicable Pension Schemes. The 2005 full year charge of GBP47 million includes a charge of GBP43 million for altered renewal expense assumptions arising from the prospective increase in employer contributions for the Prudential Staff Pension Scheme for future service of active members (as distinct from deficit funding).

10. Effect of changes in economic assumptions and time value of cost of options and guarantees

The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit on ordinary activities before tax arise as follows:

                            Half Year                      Full Year                        Full Year
                               2005                           2005                              2004
                             Change in                      Change in                        Change in
                            time value                     time value                       time value
                  Change in of cost of           Change in of cost of           Change in   of cost of
                   economic    options            economic    options            economic      options
                                   and                            and                              and
                assumptions guarantees Total   assumptions guarantees Total   assumptions   guarantees Total
                       GBPm       GBPm  GBPm          GBPm       GBPm  GBPm          GBPm         GBPm  GBPm
UK insurance             29          1    30          (81)         31  (50)            40           46    86
operations
Jackson                  33          1    34           (3)         11     8          (53)            6  (47)
National Life
Asian                 (207)          0 (207)         (265)          5 (260)         (113)           26  (87)
operations
(note i)
Total                 (145)          2 (143)         (349)         47 (302)         (126)           78  (48)


Note

(i) Consistent with prior periods for the Taiwan operation, the projections include an assumption of phased progression of the bond yields of around 2 per cent towards 5.5 per cent at 31 December 2012 as described in note 3b(ii). This takes into account the effect on bond values of interest rate movements. The principal cause of the GBP207 million (full year 2005: GBP265 million) charge for the effect of changed economic assumptions is the reduction in short-term earned rates in Taiwan. This reduction has the effect of delaying the emergence of the expected long-term rate.



11. Taxation charge

The tax charge comprises:

                                                                     Half Year Full Year Full Year
                                                                          2005      2005      2004
                                                                          GBPm      GBPm      GBPm
Tax on operating profit from continuing operations
Long-term business:
UK insurance operations                                                     45       127       142
Jackson National Life                                                      126       204       116
Asian operations*                                                           61       162       119
                                                                           232       493       377
Other operations                                                          (11)     (130)      (27)
Total tax charge on operating profit from continuing operations            221       363       350
Tax on items not included in operating profit
Tax charge on short-term fluctuations in investment returns                107       343       189
Tax credit on actuarial and other gains and losses of defined              (2)      (14)       (5)
benefit pension schemes
Tax charge (credit) on effect of changes in economic assumptions            11      (39)        19
and time value of cost of options and guarantees
Total tax charge on items not included in operating profit from            116       290       203
continuing operations
Tax charge on profit on ordinary activities from continuing                337       653       553
operations (including tax on actual investment returns)

*Including tax relief on development expenses.


The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK this is the UK corporation tax rate of 30 per cent. For JNL the federal rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

12. Earnings per share (EPS)

                                                                             Half     Full  Full Year
                                                                             Year     Year       2004
                                                                             2005     2005
                                                                             GBPm     GBPm       GBPm
Operating EPS from continuing operations:
Operating profit before tax                                                   799    1,712      1,274
Tax                                                                         (221)    (363)      (350)
Minority interests                                                            (2)     (10)        (8)
Operating profit after tax and minority interests from continuing             576    1,339        916
operations
Operating EPS from continuing operations                                    24.4p    56.6p      43.2p
Total EPS from continuing operations:
Total profit before tax                                                       831    2,244      1,784
Tax                                                                         (337)    (653)      (553)
Minority interests                                                            (5)     (12)       (26)
Total profit after tax and minority interests from continuing                 489    1,579      1,205
operations
Total EPS from continuing operations                                        20.7p    66.8p      56.8p
Average number of shares (millions)                                         2,361    2,365      2,121



13. Shareholders' funds - segmental analysis
                                                                      Half Year Full Year Full Year
                                                                           2005      2005      2004
                                                                           GBPm      GBPm      GBPm
UK operations
Long-term business operations (notes ii and iii):
Smoothed shareholders' funds (note i)                                     4,369     4,558     4,067
Actual shareholders' funds less smoothed shareholders' funds                229       574       161
EEV basis shareholders' funds                                             4,598     5,132     4,228
M&G (note vii):
Net assets of operations                                                    272       245       297
Acquired goodwill (note v)                                                1,153     1,153     1,153
Egg (note vii)                                                              266       303       273
                                                                          6,289     6,833     5,951
US operations
Jackson National Life (net of surplus note borrowings of GBP184m
(2005: GBP183m, 2004: GBP162m) note vi):
Before capital charge:
Excluding assets in excess of target surplus                              2,345     2,566     1,817
Assets in excess of target surplus                                          750       899       769
                                                                          3,095     3,465     2,586
Capital charge (note iv)                                                   (79)     (117)      (80)
After capital charge                                                      3,016     3,348     2,506
Broker-dealer, fund management and Curian operations (note vii)              76        70        64
                                                                          3,092     3,418     2,570
Asian operations
Long-term business (note ii):
Net assets of operations - EEV basis shareholders' funds                  1,646     1,988     1,565
Acquired goodwill (note v)                                                  136       111       231
Fund management (note vii):
Net assets of operations                                                     46        82        66
Acquired goodwill (note v)                                                   61        61        61
                                                                          1,889     2,242     1,923
Other operations
Holding company net borrowings (note vi)                                (1,443)   (1,724)   (1,299)
Pension scheme deficits (net of tax) attributable to shareholders         (157)     (142)     (152)
(note vii)
Other net liabilities (note vii)                                          (556)     (326)     (379)
                                                                        (2,156)   (2,192)   (1,830)
Total                                                                     9,114    10,301     8,614



Notes

(i) UK long-term business smoothed shareholders' funds reflect an adjustment to the assets of the PAC with-profits sub-fund, for the purposes of determining the unwind of discount included in operating profits, to remove the short-term volatility in market values of assets. Shareholders' funds in the balance sheet are determined on an unsmoothed basis.

(ii) A charge is deducted from the result for the period and balance sheet value for the cost of capital for the Group's long-term business operations. The cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected releases of this capital and the investment earnings on the capital. Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.

(iii) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(iv) In determining the cost of capital of JNL, it has been assumed that an amount equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The impact of the related capital charge is to reduce JNL's shareholders' funds by GBP79m (2005: GBP117 million, 2004: GBP80 million).

(v) Under IFRS, subject to impairment testing, goodwill is no longer amortised from the date of adoption i.e. 1 January 2004. Acquired goodwill of the Japan life business has been subject to an impairment charge included in the half year 2005 results of GBP95m (full year 2005: GBP120 million).

Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS are not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders' funds.

(vi) Net core structural borrowings of shareholder-financed operations comprise:

                                                                      Half Year Full Year Full Year
                                                                           2005      2005      2004
                                                                           GBPm      GBPm      GBPm
Holding company cash and short-term investments                           1,319     1,128     1,561
Core structural borrowings - central funds                              (2,762)   (2,852)   (2,860)
Holding company net borrowings                                          (1,443)   (1,724)   (1,299)
Core structural borrowings - Jackson National Life                        (184)     (183)     (162)
                                                                        (1,627)   (1,907)   (1,461)

The altered carrying value of core structural borrowings under EEV reflects the application of market values rather than IFRS basis values.


(vii) With the exception of the share of pension scheme deficits attributable to the PAC with-profits fund, the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The deficit for the defined benefit pension scheme reflects the statutory net of tax IFRS provision of GBP110m (full year 2005: GBP113 million, 2004:
GBP105 million), augmented by GBP47m (2005: GBP29 million, 2004: GBP47 million) for the shareholders' share of the net of tax deficit attributable to the PAC with-profits fund.

14. Reconciliation of movement in shareholders' funds

                                        Long-term business operations            Total
                                                UK                           long-term
                                         insurance               Asian        business      Other   Group
                                        operations      JNL operations      operations operations   total
                                              GBPm     GBPm       GBPm            GBPm       GBPm    GBPm
Operating profit (including investment
return
based on long-term rates of returns)
Long-term business:
New business (note 5)                          159       95        162             416                416
Business in force (note 6)                    (15)      324         90             399                399
                                               144      419        252             815                815
Asia development expenses                                          (8)             (8)                (8)
M&G                                                                                            83      83
Egg                                                                                            13      13
Asian fund management operations                                                                2       2
US broker-dealer and fund management                                                           18      18
Curian                                                                                        (6)     (6)
Other income and expenditure                                                                (118)   (118)
Operating profit (loss) from continuing        144      419        244             807        (8)     799
operations
Goodwill impairment charge                                                                   (95)    (95)
Short-term fluctuations in investment          270       16         24             310       (32)     278
returns (note 8)
Actuarial and other gains and losses on                                                       (8)     (8)
defined
benefit pension schemes (note 9)
Effect of changes in economic
assumptions and time
value of cost of options and guarantees         30       34      (207)           (143)              (143)
(note 10)
Profit (loss) on ordinary activities
before tax
(including actual investment returns)          444      469         61             974      (143)     831
Tax on profits (losses) from continuing
operations (note 11):
Tax on operating profit                       (45)    (126)       (61)           (232)         11   (221)
Tax on short-term fluctuations in             (80)      (9)       (18)           (107)          0   (107)
investment returns
Tax on actuarial and other gains and
losses
on defined benefit pension schemes                                                              2       2
Tax on effect of changes in economic
assumptions
and time value of cost of options and          (9)     (12)         10            (11)               (11)
guarantees
Total tax (charge) credit                    (134)    (147)       (69)           (350)         13   (337)
Discontinued operations (net of tax)                                                            1       1
Minority interests                             (3)                                 (3)        (2)     (5)
Profit (loss) for the period                   307      322        (8)             621      (131)     490
Transition adjustment, net of tax, on                                                        (25)    (25)
adoption of IAS 32, IAS 39 and IFRS 4
at 1 January 2005
Unrealised valuation movements on                                                               4       4
securities classified as
available-for-sale
Movement in cash flow hedges                                                                  (7)     (7)
Exchange movements                                      186         76             262       (43)     219
Related tax                                                                                    30      30
Development costs included above (net                                4               4        (4)
of tax) borne centrally
Intra group dividends (including              (33)    (139)       (36)           (208)        208
statutory transfer)
External dividends                                                                          (253)   (253)
Reserve movements in respect of                                                                 6       6
share-based payments
Investment in operations (note i)              104      146         53             303      (303)
Adjustment for net of tax losses of                     (3)                        (3)          3
Curian subsidiary owned by JNL
Adjustment for economic capital for                                (7)             (7)          7
Asian operations held centrally
Adjustment for net of tax fund
management projected
profits of covered business                    (8)      (2)        (1)            (11)         11
Treasury shares:
Movement in own shares in respect of                                                            1       1
share-based payment plans
Movement in Prudential plc shares
purchased by unit trusts
consolidated under IFRS                                                                       (5)     (5)
Proceeds from issues of share capital                                                          40      40
by parent company
Net increase in shareholders' capital          370      510         81             961      (461)     500
and reserves
Shareholders' capital and reserves at 1      4,228    2,506      1,565           8,299        315   8,614
January 2005
Shareholders' capital and reserves at
30 June 2005
(note 13)                                    4,598    3,016      1,646           9,260      (146)   9,114

Notes

(i) Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.


                                        Long-term business operations            Total
                                                UK                           long-term
                                         insurance               Asian        business      Other   Group
                                        operations      JNL operations      operations operations   total
EEV basis shareholders' funds at 30           GBPm     GBPm       GBPm            GBPm       GBPm    GBPm
June 2005
Analysed as:
Statutory IFRS basis shareholders'           1,080    2,858        928           4,866        113   4,979
funds
Additional retained profit on an EEV         3,518      158        718           4,394      (259)   4,135
basis
EEV basis shareholders' funds at 30          4,598    3,016      1,646           9,260      (146)   9,114
June 2005 (ii)
Comprising:
Free surplus                                   164      750      (272)             642
Required capital                               586    1,136        931           2,653
Value of in-force business before
deduction of
cost of capital and of guarantees            4,099    1,343      1,517           6,959
Cost of capital                              (163)     (79)      (516)           (758)
Cost of time value of guarantees              (88)    (134)       (14)           (236)
                                             4,598    3,016      1,646           9,260

                                        Long-term business operations            Total
                                                UK                           long-term
                                         insurance               Asian        business      Other   Group
                                        operations      JNL operations      operations operations   total
EEV basis shareholders' funds at 31           GBPm     GBPm       GBPm            GBPm       GBPm    GBPm
December 2005
Analysed as:
Statutory IFRS basis shareholders'           1,141    2,899      1,034           5,074        120   5,194
funds
Additional retained profit on an EEV         3,991      449        954           5,394      (287)   5,107
basis
EEV basis shareholders' funds at 31          5,132    3,348      1,988          10,468      (167)  10,301
December 2005 (ii)
Comprising:
Free surplus                                   148      899      (212)             835
Required capital                               710    1,198        974           2,882
Value of in-force business before
deduction of
cost of capital and of guarantees            4,529    1,511      1,771           7,811
Cost of capital                              (192)    (117)      (539)           (848)
Cost of time value of guarantees              (63)    (143)        (6)           (212)
                                             5,132    3,348      1,988          10,468

(ii) Included in the EEV basis shareholders' funds of long-term business operations of GBP9,260 million (31 December 2005: GBP10,468 million, 31 December 2004: GBP8,299 million) is GBP170 million (31 December 2005: GBP174 million, 31 December 2004: GBP200 million) in respect of fund management business falling within the scope of covered business as follows:

                                                                 Half Year   Full Year   Full Year
                                                                                  2005        2004
                                                                      2005
                                                                      GBPm        GBPm        GBPm
UK insurance operations                                                127         120         123
Jackson National Life                                                   11          12          20
Asian operations                                                        32          42          57
                                                                       170         174         200



Special Purpose Review Report of KPMG Audit Plc to Prudential Plc ('the Company') on its Preliminary European Embedded Value ('EEV') Interim Supplementary Information for the six months to 30 June 2005

We have reviewed the preliminary EEV interim supplementary information for the six month period ended 30 June 2005 ("the preliminary EEV interim supplementary information"). The preliminary EEV interim supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum using the methodology and assumptions set out in notes 2 and 3.


The EEV supplementary information presented for the 12 month periods ending 31 December 2005 and 2004 which has previously been published, is excluded from the scope of this report.


This report is made solely to the Company in accordance with the terms of our engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, this report, or for the opinions that we have formed.


Respective responsibilities of directors and KPMG Audit Plc

As described in the basis of preparation, the directors of the Company are responsible for the preparation of the preliminary EEV interim supplementary information on an EEV basis in accordance with the EEV principles.


Our responsibilities under the terms of our engagement are to report to the Company our review conclusion as to whether we are aware of any material modifications that should be made to the preliminary EEV interim supplementary information.


Basis of review conclusion

We conducted our review having regard to Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the preliminary EEV interim supplementary information and underlying financial data and, based thereon, assessing whether the EEV Principles have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the preliminary EEV interim supplementary information.



Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the preliminary EEV interim supplementary information as presented for the six month period ended 30 June 2005.


Emphasis of matter


Without qualifying our opinion we draw your attention to the following matter.


The Company has prepared the EEV basis supplementary information for the six month period ended 30 June 2005 to provide the comparative supplementary information expected to be included in the Company's EEV basis supplementary information to be included in the interim report for the six months ending 30 June 2006.





KPMG Audit Plc
Chartered Accountants
London


19 June 2006






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  20 June 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations